January 2, 2013

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of December 28, 2012, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Item 4.01 Form 8-K dated December 14, 2012

1.              Please confirm that you will amend this Item 4.01 8-K to:

•                  Disclose the effective date of the dismissal of Deloitte & Touche LLP once they have completed their audit services for the fiscal year ended December 31, 2012 and the filing of the Company’s 2012 annual report on Form 10-K; and

•                  Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal.

Response:

Please note the disclosure in the first sentence of our Form 8-K which indicates the dismissal of Deloitte & Touche LLP is “effective as of the date of Deloitte’s completion of the audit services for the fiscal year ending December 31, 2013 and the filing of the Company’s 2013 Annual Report on Securities and Exchange Commission Form 10-K.”  Deloitte will perform audit services for the fiscal years ended December 31, 2012 and 2013.  We confirm that we will amend the 8-K to disclose the effective date of the dismissal of Deloitte once they have completed their audit services for the fiscal year ended December 31, 2013 and the filing of the Company’s 2013 annual report on Form 10-K.  At that time, we will also update the period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal, which is expected to be in February 2014.

2.              Regarding your disclosure under paragraph (b) Newly Appointed Independent Registered Public Accountant, you indicate that Ernst & Young LLP will perform audit services beginning with the fiscal year ending December 31, 2014.  Please confirm that December 31, 2014 is the correct audit period ending and, if so, please tell us who will perform audit services beginning with the fiscal year ending December 31, 2013 and where the related disclosures have been provided.  If the audit period ending was incorrectly presented, please tell us the correct date and revise in your amended filing.

Response:

We confirm that Ernst & Young LLP will perform audit services beginning with the fiscal year ending December 31, 2014.  Deloitte & Touche LLP will perform audit services for the fiscal year ended December 31, 2013 and will remain Abbott’s auditors through the completion of the 2013 audit.  Given that there will not be a change in Abbott’s auditor for the year ended December 31, 2013, no additional disclosure was required.

3.              Upon amending your filing, please include, as Exhibit 15, an updated letter from your former accountants, Deloitte & Touche, LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

Response:

Upon amending our filing as described in the response to comment no. 1, we will include an updated letter from Deloitte & Touche LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.